SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-K

                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                        DATE OF REPORT: JANUARY 17, 2005

                          ACTIVECORE TECHNOLOGIES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

          NEVADA                         000-30397              65-6998896
          ------                        ---------               ----------
(State or other jurisdiction           (Commission             (IRS Employer
     of incorporation)                 File Number)         Identification No.)

                        156 FRONT STREET WEST, SUITE 210
                            TORONTO, ONTARIO, M5J 2L6
                    (Address of principal executive offices)

                                 (416)-252-6200
                (Registrant's Executive Office Telephone Number)

                           IVP TECHNOLOGY CORPORATION
          (Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|X| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))


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ITEM 5.02. DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS;
APPOINTMENT OF PRINCIPAL OFFICERS.

      The board of directors of Activecore has received a letter from Mr. Brian MacDonald, the existing Chairman of the board of Directors resigning/retiring from the board for health reasons effective immediately. A copy of the letter is attached as an exhibit to this filing. In the letter Mr. MacDonald indicates that there are no disagreements with the registrants operations, policies or practices. Mr. MacDonald in addition to being an officer of the company was also on the board of each of the company's subsidiaries and a member of the company's audit committee. Mr. MacDonald has offered, time and health dependent, to continue to provide continuity and advice if, as and when requested to the board and the company's management.

      The board of directors has not named a replacement Chairman.

ITEM 8.01 OTHER EVENTS

        See Item 5.02 above.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

NONE.

Exhibits:

Letter of resignation/retirement from Brian MacDonald

Copy of Press Release announcing resignation/retirement of Brian MacDonald distributed on Jan 18, 2005

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   January 14, 2005              ACTIVECORE TECHNOLOGIES, INC.

                                       By:      /s/ Peter Hamilton
                                       Name:    Peter Hamilton
                                       Its:     President and CEO